Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Inter & Co, Inc.

CIK No. 0001864163

Subject Company: Banco Inter S.A.

Date: April 20, 2022

Registration Statement File Number: 333-260701

Announcement Regarding the Corporate Reorganization

On April 20, 2022, Banco Inter S.A., a Brazilian corporation (“Inter”), published a notice to market in connection with the transaction to transfer the shareholder base of Inter to Inter & Co, Inc. (“Inter & Co”)(the “Corporate Reorganization”). The registration statement with respect to the transaction described has been file with the SEC with the file number 333-260701.

Free translations into English of the material fact (Exhibit I hereto) are attached to this document.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that Inter & Co may file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom.

Additional Information

In connection with the Corporate Reorganization, Inter & Co has filed with the SEC a registration statement for the Inter & Co shares to be issued in the context of the Corporate Reorganization. BEFORE TAKING ANY VOTING OR INVESTING DECISION, SHAREHOLDERS OF INTER SHOULD CAREFULLY READ ALL OF THE REGISTRATION STATEMENT ON FORM F-4 AND PROSPECTUS REGARDING THE CORPORATE REORGANIZATION AND ANY OTHER RELEVANT DOCUMENTS AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATE REORGANIZATION.

Forward-Looking Statements

Statements contained in this communication (or documents it incorporates by reference) that are not facts or historical information may be forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transaction involving Inter & Co and Inter; convictions related to value creation as a result of the proposed transaction involving Inter & Co and Inter; the intended schedule for completing the operation; benefits and synergies of the operation; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of Inter & Co and Inter. In some cases, terms such as estimate, project, anticipate, plan, believe, may, expectation, anticipate, intend, planned, potential, could, will/shall and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on Inter & Co’s and Inter’s expectations and convictions about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones.

EXHIBIT I

BANCO INTER S.A.

Publicly-Held Company with Authorized Capital (Category "A") - CVM Code 24406

CNPJ/ME No. 00.416.968/0001-01

NIRE: 31.300.010.864

NOTICE TO MARKET

CORPORATE REORGANIZATION | CALL FOR INTER SHAREHOLDERS' GENERAL MEETING AND APPLICATION FOR REGISTRATION AS A FOREIGN ISSUER AND LEVEL II BDRS OF INTER & CO

BANCO INTER S.A. (B3: BIDI3, BIDI4, BIDI11) ("Inter"), in compliance with the provisions of CVM Resolution 44, of August 23, 2021, informs its shareholders and the market in general, in addition to the Material Fact disclosed on April 15, 2021, in connection with the corporate reorganization for the migration of its shareholder base to Inter & Co, Inc. (new name of Inter Platform, Inc.), a company incorporated under the laws of the Cayman Islands ("Inter&Co"), which shares will be listed on Nasdaq, a stock exchange in the United States, and which BDRs Level I, to be issued in accordance with CVM Instruction 332, of April 4, 2000, as amended, backed by Class A Shares (as defined below) issued by Inter&Co ("BDRs") will be listed on B3 - Brasil, Bolsa, Balcão S.A. ("B3") ("Corporate Reorganization"), that:

(i)	An Extraordinary General Meeting has been convened for May 12, 2022, at 10:30, which will deliberate, among other matters, on (a) the ratification of the hiring of an appraiser for purposes of the Corporate Reorganization; (b) the approval of the report prepared by the appraiser; (c) the Corporate Reorganization; and (d) the Protocol and Justification of the merger of shares issued by Inter into Inter Holding Financeira S.A., which document contains the terms and conditions for the Corporate Reorganization and the appraisal reports and other pertinent documents, executed by the aforementioned companies ("New Reorganization EGM"); and

(ii)	An application for registration as a foreign issuer and an application for registration of Inter&Co's Level II BDR program were filed, on this date, with the CVM and B3, and will be analyzed by these entities within the applicable regulatory deadlines. OBTAINING THESE REGISTRATIONS IS NOT A CONDITION FOR THE CORPORATE REORGANIZATION TO TAKE EFFECT, IF APPROVED BY THE SHAREHOLDERS IN THE NEW REORGANIZATION EGM AND IF THE CONDITIONS FOR ITS IMPLEMENTATION ARE MET. Once and if the registration of the Level II BDR program is granted by CVM and B3, Level I BDRs will be automatically substituted by Level II BDRs.

The documentation of the Corporate Reorganization and the New Reorganization EGM, including the appraisal reports and the Protocol and Justification, as well as Inter's Reference Form, is available to shareholders at Inter's headquarters, at the Investor Relations Department, at Avenida Barbacena, nº 1.219, Belo Horizonte/MG, by e-mail ri@bancointer.com.br, on Inter's website (http://ri.bancointer.com.br) and on the websites of the Brazilian Securities Commission (http://www.gov.br/cvm) and of B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br).

Inter's Shareholders may consult Inter's Investor Relations department for any questions they may have regarding the Corporate Reorganization and/or the New Reorganization EGM, through the channels indicated above.

The New Reorganization EGM is conditioned upon the declaration of effectiveness by the Securities and Exchange Commission (“SEC”) of the post-effective amendment to the registration statement filed by Inter&Co with the SEC. As of the date hereof, such amendment is under review by the SEC. If the review is not completed by May 11, 2022, or if, prior to that date, it is understood that the review will not likely be completed by such date, Inter may postpone or cancel the New Reorganization EGM, which will be held at another date.

This Notice is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful absent registration or qualification under the securities laws of such jurisdiction.

Statements contained in this Market Announcement (or the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, include statements regarding the proposed transaction involving Inter&Co and Inter; beliefs relating to value creation as a result of the proposed transaction involving Inter&Co and Inter; the intended timetable for completion of the transaction; benefits and synergies of the transaction; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of Inter&Co and Inter. In some cases, terms such as "estimate," "project," "forecast," "plan," "believe," "may," "expect," "anticipate," "intend," "planned," "potential," "could," "will" and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on Inter&Co's and Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current results.

Belo Horizonte, April 20, 2022.

HELENA LOPES CALDEIRA

CFO AND INVESTOR RELATIONS DIRECTOR

ADDITIONAL INFORMATION TO US INVESTORS: This material fact is being released in connection with the proposed Corporate Reorganization involving Inter and Inter&Co. In connection with the Corporate Reorganization, Inter&Co has filed with the SEC a post-effective amendment to the registration statement for the Inter&Co shares to be issued in the context of the Corporate Reorganization. BEFORE TAKING ANY VOTING OR INVESTING DECISION, SHAREHOLDERS OF INTER SHOULD CAREFULLY READ ALL OF THE REGISTRATION STATEMENT ON FORM F-4 AND PROSPECTUS REGARDING THE CORPORATE REORGANIZATION AND ANY OTHER RELEVANT DOCUMENTS AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATE REORGANIZATION.

The registration statement on form F-4 and prospectus, as amended as well as other filings containing information on the Inter&Co and the Corporate Reorganization are available free of charge on the SEC's website (www.sec.gov).